As filed with the Securities and Exchange Commission on November 20, 2025	Registration No. 333-280386
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
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ABB Ltd
(Exact name of issuer of deposited securities as specified in its charter)
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Not Applicable
(Translation of issuer’s name into English)
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Switzerland
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
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1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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CT Corporation System
111 Eighth Avenue
New York, New York 10011
+1 877 564-7529
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1432
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It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing one (1) fully paid registered share, par value of CHF 0.12	N/A	N/A	N/A	N/A
1 For the purpose of this table only the term “unit” is defined as one American Depositary Share.

[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

3 Previously paid.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-6 (Registration No. 333-280386) (the “Registration Statement”) of ABB Ltd (the “Company”), is being filed for the purpose of filing as an exhibit, Amendment No. 1 to the Second Amended and Restated Deposit Agreement between the Company, Deutsche Bank Trust Company Americas, as depositary, and holders and beneficial owners of American Depositary Receipts to implement changes to the voting procedures with respect to the American Depositary Receipts, update the description of available information about the Company and add certain fees as set out in the Receipt (as defined below).
PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-280386), which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 15 and 16

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 14 and 15

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 13; Reverse of Receipt – Articles 15 and 16

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 14 and 15

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 7 and 10; Reverse of Receipt – Articles 14 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 21 and 22 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 13

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 7, 9, 10 and 11; Reverse of Receipt – Article 23

	(x) Limitation on the depositary’s liability	Face of Receipt – Article 11; Reverse of Receipt – Articles 16, 17, 18 and 19

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Face of Receipt – Article 10

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Face of Receipt – Article 10

Item 2.	AVAILABLE INFORMATION
As set forth in Article (13) of the Form of Receipt constituting the prospectus included herein the Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its Internet Website (www.abb.com) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Second Amended and Restated Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”). — Previously filed as Exhibit (a) to Form F-6 (File No. 333-280386), dated June 21, 2024, and incorporated herein by reference.

(a)(ii)	Amendment No. 1 to the Deposit Agreement, including the form of American Depositary Receipts to be issues thereunder, attached as Exhibits A and B thereto. — Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to this Registration Statement.
(e)	Certification under Rule 466. — Not applicable.
(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed in the signature pages of the Registration Statement.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 20, 2025.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing the right to receive 1 equity share of ABB Ltd
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, ABB Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on November 20, 2025.
ABB Ltd

By:	/s/ Ann-Sofie Nordh
	Name:	Ann-Sofie Nordh
	Title:	Head of Investor Relations

By:	/s/ Christian Hediger
	Name:	Christian Hediger
	Title:	Senior Corporate Counsel

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on November 20, 2025, in the capacities indicated.
Signature	Title

/s/ Morten Wierod	Chief Executive Officer (Principal Executive Officer)
Morten Wierod

*	Chief Financial Officer (Principal Financial Officer)
Timo Ihamuotila

/s/ Gregory Osier	Controller (Principal Accounting Officer)
Gregory Osier

*	Chairman of the Board of Directors
Peter R. Voser

*	Director
David Constable

*	Director
Frederico Fleury Curado

*	Director
Johan Forssell

*	Director
Denise C. Johnson

*	Director
Jennifer Xin-Zhe Li

*	Director
Geraldine Matchett

*	Director
David Meline

Director
Claudia Nemat

*	Director
Mats Rahmström

*By: /s/ Ann-Sofie Nordh Ann-Sofie Nordh as Attorney-in-Fact	*By: /s/ Christian Hediger Christian Hediger as Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ABB Ltd, has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 in Cary, North Carolina, United States of America on November 20, 2025.

ABB Holdings Inc.

By:	/s/ Bridget Smith
	Name:	Bridget Smith
	Title:	Senior Legal Counsel

Index to Exhibits
Exhibit	Document
(a)(ii)	Amendment No. 1 to the Deposit Agreement